

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
MAR 0 4 2002
340

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of **March 2002 – Enerplus Resources Fund – East Coast Presentation – New York**

ENERPLUS RESOURCES FUND
(Translation of registrant's name into English)

Western Canadian Place -1900 – 700 – 9th Avenue S.W., Calgary, Alberta – Canada – T2P 3V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.................................. Form 40-FX

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................. No......X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-.........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND
(Registrant)

Date March 1, 2002 By...
(Signature)*


CHRISTINA MEEUWSEN
CORPORATE SECRETARY

* Print the name and title of the signing officer under his signature

EXPLANATORY NOTE: Attached as Exhibit A to this Form 6-K is a copy of the Press Release issued by Enerplus Resources Fund.

SCHEDULE "A"



Presentation for

FirstEnergy Capital's East Coast Canadian Energy Conference

Mar. 4-6
New York

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Disclaimer

- Except for the historical and present factual information contained herein, the matters set forth in this presentation, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Enerplus disclaims any responsibility to update these forward-looking statements.
- All BOE figures calculated on a 6:1 basis.
- On June 21, 2001, Enerplus Resources Fund merged with EnerMark Income Fund. As the former unitholders of EnerMark held a 69% majority of trust units of the combined Fund, the merger is considered to be a reverse takeover from an accounting perspective. All of the historical financial, operational and statistical information (including comparative values) presented herein are that of EnerMark & Enerplus combined unless otherwise stated. Unit trading and cash distribution history is that of Enerplus Resources Fund only unless otherwise stated.
- All financial figures are in U.S. dollars using a US$0.64/CDN $1.00 exchange rate for the current year, unless otherwise stated.

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Enerplus Resources Fund

- Canada's oldest and largest oil and natural gas income fund, established in 1985
- Employs over 400 people with an enterprise value of approximately $1.3 billion
- Current production of approximately 63,000 BOE/day
- Operates or controls over 65% of its production
- The only Canadian income fund listed on the NYSE
- Managed by a wholly-owned subsidiary of Houston based El Paso Energy (EP, NYSE)

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Canadian Oil & Gas Income Trust

- Income Trust structure allows an investor to directly participate in the income stream of oil and natural gas properties
- Tax efficient, allowing oil and gas income to flow through to a publicly traded Trust with little or no corporate tax payable
- Provides regular monthly cash distributions to its Unitholders
- Focuses on maintaining a long-life reserves base to provide steady income for investors on a long-term basis
- Replenishes its asset base on an ongoing basis through property development and acquisitions

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Structure of the Fund



Oil & Gas Revenues
Manager
Private
Resource Corporation
Royalty Payment
Income Fund Trust
(TSE & NYSE Listed)
Monthly
$ Cash Distributions $
to Unitholders

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Enerplus Resources Fund Corporate Profile

◆ Market cap	$1.04 Billion
◆ Units Outstanding	69.6 Million
◆ Current Production	63,000 BOE/day
% Crude oil & NGLs	47%
% Natural gas	53%
◆ Reserve Life Index (R/P ratio)	13+ years
◆ Trading Symbol	
TSE	ERF.un
NYSE	ERF

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Canada's Largest Conventional Oil & Gas Income Fund


Market Capitalization ($ Millions)
$1,200
$900
$600
$300
$0
Enerplus
ARC
Pengrowth
PrimeWest
NCE PetroFund
Shiningbank
Viking
NAL

Closing price as at January 31, 2002

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Enerplus Combined Established Reserve History*

Million barrels of oil equivalent


MMBOE
350
300
250
200
150
100
50
0
169.9
195.3
207.2
229.0
321.8
RLI 11.0
RLI 12.5
RLI 14.2
RLI 13.5
RLI 13.8
1996
1997
1998
1999
2000

*Reflects reserves at Dec. 31 for both Enerplus and EnerMark

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Enerplus Combined Production History*

Barrels of oil equivalent per day



50,000
40,000
30,000
20,000
10,000
0
BOE/d
35,252
42,507
42,918
39,978
46,575
1996
1997
1998
1999
2000

* Reflects annual daily average production volumes for both Enerplus and EnerMark

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Commodity Mix

Current Daily Production
at Q3 2001



53% Natural gas
24% Light oil
8% NGL
15% Medium and Heavy oil

Established Reserves
at Dec. 31, 2000



56% Natural gas
23% Light oil
6% NGL
15% Medium and Heavy oil

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Comparative Operating Metrics

for the 9 months ended September 30, 2001

	Enerplus	Peer Group
Average Daily Production (BOE)	63,024	28,244
Percentage natural gas	53 %	
Operating Cost per BOE	$3.69	$3.90
G & A per BOE	$0.31	$0.56
Management Fee per BOE	$0.36	$0.44

*Peer group comprised of ARC Energy Trust, Enerplus Resources Fund, NAL Oil & Gas Trust, NCE Petrofund, Pengrowth Energy Trust, PrimeWest Energy Trust, Shiningbank Energy Income Fund and Viking Energy Royalty Trust

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Sector Performance - Total Return*

at December 31

	Year 2000	Year 2001
Enerplus	68.4%	34.1%
ARC	50.4%	28.4%
Pengrowth	46.8%	-7.8%
PrimeWest	59.7%	-2.0%
NCE	92.9%	-9.9%
Shiningbank	80.4%	5.1%
Viking	58.0%	-1.4%
NAL	43.0%	33.4%

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* Total return calculated using actual cash distributions paid by Enerplus during the calendar year plus or minus capital appreciation or depreciation. Reflects TSE unit prices in CDN$ & CDN$ distributions.

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Enerplus Annual Cash Distribution History

$/Unit


$4.00
$3.00
$2.00
$1.00
$0.00
$2.28
$2.26
$2.45 average
$1.48
$1.92
$3.31
$3.49
1996
1997
1998
1999
2000
2001

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Enerplus Resources Fund Unit Performance & Cumulative Distributions

Jan. 02/92 to Jan. 31/02


Cumulative Distributions
Unit Price
Cumulative $24.48
$11.49
40
35
30
25
20
15
10
5
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

US$ distribution calculated using CDN$ actual distributions divided by monthly average exchange rates

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Enerplus vs TSE 300 and TSE Oil & Gas Producers

Total Return Indices *



O&G Producers Index
Enerplus
TSE 300
$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
(CDN$)
$182.63
$139.20
$113.29
1997
1998
1999
2000
2001

*Using Enerplus Resources Fund unit price in CDN$ & reinvesting monthly cash distributions

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Weekly Trading Volumes NYSE & TSE

(EnerMark included)



4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
8/31/00
9/30/00
10/31/00
11/30/00
12/31/00
1/31/01
2/28/01
3/31/01
4/30/01
5/31/01
6/30/01
7/31/01
8/31/01
9/30/01
10/31/01
11/30/01
12/31/01
1/31/02
TSE
NYSE

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Percentage of Units held in Canada vs US

(as at January 23, 2002)


22%
78%

■ Canada □ USA

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Cdn vs US Royalty Trusts

Reserves per Unit

□ US Average ■ Cdn Average


Reserves/Unit (BOE/Unit)
3
2.5
2
1.5
1
0.5
0
2.16
1.68
2.45
1.37
2.16
0.93
2.05
1.34
2.06
1.23
1996
1997
1998
1999
2000

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Source: Merrill Lynch - Oil and Gas Royalty Review

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Cdn vs US Royalty Trusts

Annual Cash-on-Cash Yield



US Average
Cdn Average
25%
20%
15%
10%
5%
0%
10.8%
7.5%
13.5%
15.0%
15.0%
18.8%
12.0%
14.4%
15.7%
17.4%
15.0%
19.3%
1996
1997
1998
1999
2000
LTM Yield

Source: Merrill Lynch - Oil and Gas Royalty Review

Taxation for US Residents

- Enerplus is a corporation, NOT an MLP and is treated like most other dividend paying corporations in the US
- Monthly cash payments are considered Dividend Income
  - Unitholders should receive a Form 1099 DIV from their broker
- Foreign tax credit representing the Canadian withholding tax amount can be claimed on an individual's income tax return where eligible
- As a corporation, Enerplus units are eligible investments for IRAs

Core Areas


British Columbia
Alberta
Saskatchewan
N.W. AREA
CENTRAL AREA
Kaybob
Edmonton
Pembina 5 Way
Joarcam
Giltedge
Bashaw
Sylvan Lake
EAST CENTRAL AREA
SOUTH CENTRAL AREA
Benjamin
Calgary
Hanna
Garden
SOUTH EAST AREA
Medicine Hat
Medicine Hat Glauc. C
SOUTH EAST SASKATCHEWAN AREA

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Major Producing Properties

as at September 30, 2001

	Liquids bbls/day	Nat. Gas Mcf/day	BOE/day	Average WI
Medicine Hat Region	710	22,990	4,540	80% Op
Joarcam	2,470	9,290	4,020	80% Op
Progress	1,000	7,430	2,240	100% Op
Pembina 5 Way	1,970	1,090	2,150	100% Op
Deep Basin	500	9,680	2,110	9% Non-op
Hanna/Garden Plains	-	11,390	1,900	90% Op
Giltedge	1,630	550	1,720	100% Op
Benjamin	10	9,350	1,570	20% Non-op
Valhalla	490	6,130	1,510	50% Op
Bashaw	80	7,370	1,310	65% Op
Sylvan Lake	720	3,300	1,270	85% Op
Kaybob	500	4,270	1,210	50% Op
			25,550 *	

* Represents 41% of total production

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LISTED
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Investment Cycle - Commodity Market Timing


Exploit/exit for value
Acquire
Commodity
Prices
Time

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Combined Capital Expenditure Activities

Thousands of Dollars

	Net Acquisitions	Property Development
2000	$659,904	$44,307
2001e	($1,200)	$102,000

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Revenue Protection Program

- Enerplus has an on-going commodity price risk management program designed to provide levels of floor price protection in the event of adverse commodity price movements.
- The Fund currently has approximately 15% of crude oil volumes (3,675 bbls/day) and 28% of natural gas volumes (57 MMcf/day) protected for 2002.
- Under the program, the Fund retains significant exposure to upside price movements.

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Revenue Protection Program

Crude Oil

				WTI Crude Oil Price US$		
Transaction	Financial Instrument	Term	Volume bbls/day	Sold Call	Purchased Put	Sold Put
A	3-way option	Calendar 2002	1,500	US$27.00	US$19.50	US$16.00
B	3-way option	Calendar 2002	1,500	US$25.00	US$19.50	US$17.00
C	3-way option	Calendar 2002	675	US$27.00	US$19.50	US$17.00
Total			3,675			

Natural Gas

- 28% of natural gas volumes (57 MMcf/day) will receive a minimum weighted average price of CDN$3.32/mcf in 2002.

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Current Cash Distribution Analysis

March 2002 cash distribution per Unit $0.20
- based upon cash flows earned in January 2002

January average WTI crude oil price US$19.73/bbl

January average monthly AECO natural gas price CDN$3.73/mcf

Sensitivities	Change	Change in Annual Distribution Per Unit
WTI US$/bbl	$1.00	$0.15
Gas CDN$/mcf	$0.10	$0.07
Production	1,000 BOE/day	$0.06
CDN$/US$ Exchange Rate	$0.01	$0.04
Interest Rate	1%	$0.06

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Summary

- NYSE listing and El Paso affiliation enhances our access to broader US markets
- Balanced commodity mix
- Diverse asset base
- Strong balance sheet
- Above average Reserve Life Index
- Proven track record and management expertise

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For More Information

- Please contact Enerplus Resources Fund Investor Relations department:
  - Toll free: 1-800-319-6462
  - E-mail: investorrelations@enerplus.com
  - Web site: www.enerplus.com

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